Exhibit 99.1

China Zenix Auto International Announces

Financial Results for the Second Quarter of 2013

- Sold a Record High of 3.8 Million Wheels -

- Aftermarket Sales Increased Both Year-Over-Year and Quarter-Over-Quarter -

- Earnings Per ADS Were US$0.24 -

ZHANGZHOU, China, August 22, 2013 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2013.

Financial Highlights

Second Quarter 2013:

•	Revenue was RMB1,059.3 million (US$172.6 million);

•	Gross margin of 21.2%;

•	Profit and total comprehensive income for the period was RMB74.7 million (US$12.2 million) with earnings per American Depositary Share (“ADS”) of RMB1.45 (US$0.24).

First Six Months of 2013:

•	Revenue was RMB1,889.5 million (US$307.9 million);

•	Gross margin of 21.0%;

•	Profit and total comprehensive income for the period was RMB117.3 million (US$19.1 million) with earnings per American Depositary Share (“ADS”) of RMB2.27 (US$0.37).

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “We are encouraged by our second quarter results. The worst is now behind us as our revenue rebounded from the weak first quarter. As the demand for truck and bus shifts from construction to logistics, market demand for commercial vehicle wheels has also evolved in function and pricing. As the leader in the Chinese commercial vehicle wheel market, we recognize the importance of the aftermarket as a key foundation for rolling out new products and servicing our repeat customers. We will continue to focus on expanding our market share in the important aftermarket segment.”

Mr. Yifan Li, Chief Financial Officer of Zenix Auto, commented, “We continue to reduce our bank loans and our strong cash-flow provides the resources to fund future growth. Our improved product mix in the second quarter of 2013 enabled us to considerably increase our earnings per share from our first quarter.”

2013 Second Quarter Results

Revenue for the second quarter ended June 30, 2013, was RMB1,059.3 million (US$172.6 million) compared to RMB1,131.5 million for the second quarter of 2012, but was higher than the RMB830.2 million in the first quarter of 2013.

Aftermarket sales in China slightly increased year-over-year to RMB519.2 million (US$84.6 million) in the second quarter of 2013, and were higher than the sales of RMB430.4 million in the first quarter of 2013. Total unit sales in the aftermarket increased 10.9% year-over-year as a result of proactive price adjustments. The Company continued to expand its market share in the aftermarket during the second quarter.

Sales to the Chinese OEM market decreased by 11.5% year-over-year to RMB377.6 million (US$61.5 million) in the second quarter of 2013, but were higher than the RMB269.4 million in the first quarter of 2013.

International sales decreased by 13.2% year-over-year to RMB162.5 million (US$26.5 million) in the second quarter of 2013, but were higher than the sales of RMB130.5 million in the first quarter of 2013. The decrease in export sales in the second quarter of 2013 was mainly due to continued weakness within the commercial vehicle market in India. However, sales to other Asian countries continued to grow and accounted for an increasing proportion of international sales. In addition, our tubeless products, due to their functionality and quality, have received more orders from our international customers.

In the second quarter of 2013, domestic aftermarket sales, domestic OEM sales and international sales contributed 49.0%, 35.6% and 15.4% of revenue, respectively.

Sales of tubed steel wheels comprised 59.5% of 2013 second quarter revenue compared to 57.5% in the same quarter in 2012. Tubeless steel wheel sales represented 36.6% of second quarter revenue compared to 38.6% in the same quarter of 2012.

Second quarter gross profit was RMB224.7 million (US$36.6 million), compared to RMB294.1 million in the same quarter in 2012. Gross margin declined to 21.2% from 26.0% in the second quarter of 2012, but were up from 20.6% in the first quarter of 2013. The decline in gross margin on year-over-year basis reflected lower product pricing, higher labor costs, and a product mix change as sales of lower-margin tubed wheels increased as a percentage of total sales.

Selling and distribution expenses decreased by 3.0% to RMB73.8 million (US$12.0 million) from RMB76.1 million in the second quarter of 2012. Lower selling and distribution costs primarily resulted from reduced advertising and business promotions, and lower sales commissions. As a percentage of revenue, selling and distribution costs were 7.0% due to lower revenue in the second quarter of 2013, compared to 6.7% in the same quarter a year ago, but were down from 7.4% in the first quarter of 2013.

Research and development (“R&D”) expenses were RMB22.6 million (US$3.7 million), compared to RMB27.8 million in the second quarter of 2012. R&D as a percentage of revenue was 2.1% in the second quarter of 2013, compared to 2.5% in last year’s second quarter, and to 2.4% in the first quarter of 2013. The Company remains committed to developing new products and innovative solutions to address customer needs and to raise the entry barriers to the markets.

Administrative expenses increased by 4.1% to RMB36.0 million (US$5.9 million) from RMB34.6 million in the second quarter of 2012, due to higher personnel costs. As a percentage of revenue, administrative expenses were 3.4%, compared to 3.1% of revenue in the second quarter of 2012, but were down from 4.1% in the first quarter of 2013.

Profit and total comprehensive income for the second quarter of 2013 was RMB74.7 million (US$12.2 million), compared to RMB122.8 million in the same quarter of 2012.

Earnings per ordinary share and earnings per ADS in the second quarter of 2013 were RMB0.36 (US$0.06) and RMB1.45 (US$0.24), respectively.

During the second quarter of 2013, the weighted average number of ordinary shares were 206.5 million and the weighted average number of ADSs were 51.6 million.

2013 First Six-Month Results

Revenue for the first six months ended June 30, 2013, was RMB1,889.5 million (US$307.9 million) compared with RMB2,175.7 million in the first six months in 2012.

Aftermarket sales declined 6.7% to RMB949.6 million in the first six months of 2013, and represented 50.3% of total six-month revenue. Sales to the Chinese OEM market decreased 19.8% to RMB646.9 million and represented 34.2% of revenue. International sales decreased by 16.6% to RMB292.9 million compared to the same period last year, and represented 15.5% of revenue.

Tubed steel wheel sales for the first six months ended June 30, 2013, declined 8.8% compared with the same period in 2012 and comprised 59.2% of revenue. Tubeless steel wheel sales declined by 19.7% from the same period a year ago and were 36.7% of the revenue compared to 39.7% for the same period in 2012.

Gross profit for the first six months ended June 30, 2013, was RMB396.0 million (US$64.5 million), compared with RMB580.2 million during the same period in 2012. Gross margin decreased to 21.0% compared from 26.7% in the same period last year. Profit before taxation was RMB138.1 million (US$22.5 million), compared with RMB303.8 million during the first six months of 2012.

Profit and total comprehensive income for the first six months ended June 30, 2013, was RMB117.3 million (US$19.1 million), compared with RMB258.1 million during the same period in 2012. Earnings per ordinary share and earnings per ADS for the first six months ended June 30, 2013, were RMB0.57 (US$0.09) and RMB2.27 (US$0.37), respectively.

As of June 30, 2013, Zenix Auto had bank balances and cash of RMB642.7 million (US$104.7 million) and fixed bank deposits with a maturity period over three months of RMB160.0 million (US$26.1 million). Total equity attributable to owners of the Company was RMB2,397.3 million (US$390.6 million).

For the first six months ended June 30, 2013, net cash from operating activities was RMB43.7 million (US$7.1 million). Capital expenditures for the purchase of property, plant and equipment were RMB63.1 million (US$10.3 million) during the first six months of 2013.

Business Outlook

Management is maintaining its revenue guidance for the year ending December 31, 2013, to be approximately RMB3.8 billion. Profit and total comprehensive income guidance is being reduced to approximately RMB230 million from RMB290 million due to the sales mix change and competitive pricing as results of continuous weakness in market demand for medium- to heavy-duty trucks and off-road equipment. These targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, August 22, 2013 at 8:00 a.m. EDT/8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/IC/CEPage.asp?ID=171411. Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A replay will be available shortly after the conclusion of the conference call through September 22, 2013, at 11:59 p.m. EDT. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID “418609” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 28, 2013 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of June 30, 2013. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Shiwei Yin

Grayling

Tel: +1-646-284-9409

Email:  kevin.theiss@grayling.com

    shiwei.yin@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: ivette.almeida@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended June 30,
	2012	2013	2013
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,131,459	1,059,272	172,593
Cost of sales	(837,394)	(834,604)	(135,987)

Gross profit	294,065	224,668	36,606
Other income, gain and loss	1,995	4,403	717
Net exchange gain (loss)	1,214	(2,519)	(410)
Selling and distribution costs	(76,122)	(73,819)	(12,028)
Research and development expenses	(27,755)	(22,595)	(3,682)
Administrative expenses	(34,588)	(36,015)	(5,868)
Finance costs	(12,957)	(6,066)	(988)

Profit before taxation	145,852	88,057	14,347
Income tax expense	(23,037)	(13,361)	(2,177)

Profit and total comprehensive income for the period	122,815	74,696	12,170

Earnings per share
Basic	0.59	0.36	0.06
Diluted	0.59	0.36	0.06

Earnings per ADS
Basic	2.38	1.45	0.24
Diluted	2.38	1.45	0.24

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	Six Months Ended June 30,
	2012	2013	2013
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	2,175,652	1,889,486	307,864
Cost of sales	(1,595,501)	(1,493,459)	(243,337)

Gross profit	580,151	396,027	64,527
Other income, gain and loss	6,890	8,579	1,398
Net exchange gain (loss)	1,560	(4,147)	(676)
Selling and distribution costs	(142,784)	(135,534)	(22,083)
Research and development expenses	(49,491)	(42,792)	(6,972)
Administrative expenses	(66,256)	(70,045)	(11,413)
Finance costs	(26,273)	(14,005)	(2,282)

Profit before taxation	303,797	138,083	22,499
Income tax expense	(45,666)	(20,767)	(3,384)

Profit and total comprehensive income for the period	258,131	117,316	19,115

Earnings per share
Basic	1.25	0.57	0.09
Diluted	1.25	0.57	0.09

Earnings per ADS
Basic	5.00	2.27	0.37
Diluted	5.00	2.27	0.37

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31, 2012	June 30, 2013	June 30, 2013
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	364,351	367,915	59,946
Trade and other receivables and prepayments	813,445	1,031,092	168,000
Prepaid lease payments	9,425	9,425	1,536
Pledged bank deposits	70,884	76,522	12,468
Fixed bank deposits with maturity period over three months	160,000	160,000	26,070
Bank balances and cash	827,271	642,700	104,719

Total current assets	2,245,376	2,287,654	372,739

Non-Current Assets
Property, plant and equipment	1,405,544	1,503,781	245,019
Prepaid lease payments	414,149	409,437	66,712
Deposits paid for acquisition of property, plant and equipment	55,198	11,947	1,947
Deferred tax assets	4,629	4,409	718
Intangible assets	17,000	17,000	2,770

Total non-current assets	1,896,520	1,946,574	317,166

Total assets	4,141,896	4,234,228	689,905

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,060,095	1,115,549	181,763
Taxation payable	10,594	12,830	2,091
Amount due to a related party	—	3,089	503
Bank borrowings	700,000	615,000	100,205

Total current liabilities	1,770,689	1,746,468	284,562

Non-current liabilities
Deferred income	11,681	11,283	1,838
Deferred tax liabilities	79,827	79,220	12,907

Total non-current liabilities	91,508	90,503	14,745

Total liabilities	1,862,197	1,836,971	299,307

EQUITY
Share capital	136	136	22
Additional paid in capital	391,711	392,076	63,883
Reserves	1,887,852	2,005,045	326,693

Total equity attributable to owners of the Company	2,279,699	2,397,257	390,598

Total equity and liabilities	4,141,896	4,234,228	689,905

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2013

(RMB and US$ amounts are expressed in thousands)

	Six Months Ended June 30, 2013
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	138,083	22,499
Adjustments for:
Amortization of prepaid lease payments	4,712	768
Depreciation of property, plant and equipment	62,088	10,116
Release of deferred income	(398)	(65)
Finance costs	14,005	2,282
Interest income	(7,118)	(1,160)
Loss on disposal of property, plant and equipment	248	40
Share-based payment expense	242	39

Operating cash flows before movements in working capital	211,862	34,519
Increase in inventories	(3,564)	(581)
Increase in trade and other receivables and prepayments	(218,991)	(35,681)
Increase in trade and other payables and accruals	65,548	10,680

Cash generated from operations	54,855	8,937
Interest received	7,770	1,266
PRC income tax paid	(18,918)	(3,082)

NET CASH FROM OPERATING ACTIVITIES	43,707	7,121

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(63,068)	(10,276)
Withdrawal of pledged bank deposits	1,256	205
Placement of pledged bank deposits	(6,894)	(1,123)
Proceeds on disposal of property, plant and equipment	62	10
Deposits paid for acquisition of property, plant and equipment	(54,445)	(8,871)
Placement of fixed bank deposits with maturity periods over three months	(160,000)	(26,070)
Withdrawal of fixed bank deposits with maturity periods over three months	160,000	26,070

NET CASH USED IN INVESTING ACTIVITIES	(123,089)	(20,055)

FINANCING ACTIVITIES
New bank borrowings raised	265,000	43,178
Repayment of bank borrowings	(350,000)	(57,027)
Interest paid	(20,881)	(3,402)

NET CASH USED IN FINANCING ACTIVITIES	(105,881)	(17,251)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(185,263)	(30,185)

Cash and cash equivalents at beginning of the period	827,271	134,792
Effect of foreign exchange rate changes	692	112
Cash and cash equivalents at end of the period	642,700	104,719

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